SUITE 500
ONE NORTH CLEMATIS STREET
WEST PALM BEACH, FLORIDA 33401
TELEPHONE (561) 832-3300
FACSIMILE (561) 655-1109
www.broadandcassel.com

August 19, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Mail Stop 3561

Re:	Perry Ellis International, Inc.
Form 10-K
Filed April 18, 2008
File No. 000-21764

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter in response to the comment letter dated August 8, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in Perry Ellis’ 2008 Proxy Statement.

Form 10-K

Item 1. Business, page 3

1. Perry Ellis hereby confirms that, in future filings, it will include the more detailed disclosure contemplated by Item 101 (d) of Regulation S-K.

Schedule 14A

Compensation Discussion and Analysis, page 16

2. Perry Ellis did not intend to suggest that it engages in any scientific, quantifiable benchmarking exercise in stating that it generally considers the range of competitive practices for positions at comparable apparel companies with respect to its establishment of base salaries. Perry Ellis’ Compensation Committee did not use information with respect to its peer companies to establish targets

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 19, 2008

for total compensation, or any element of compensation, or otherwise numerically benchmark its compensation decisions. Rather, the Compensation Committee used the compensation information of Perry Ellis’ peer companies as one source for market or competitive data, which data were then used as a guideline for the exercise of its discretion in determining the compensation for its named executive officers. This comparison to Perry Ellis’ peer companies is simply one data point used by the Compensation Committee to judge, in the exercise of the Committee’s discretion in making decisions regarding total compensation, or particular elements of compensation, whether those decisions resulted in compensation for Perry Ellis’ named executive officers that is competitive in the marketplace for senior executive talent. Since the Compensation Committee does not engage in any benchmarking of Perry Ellis’ named executive officers’ compensation, we do not believe it is appropriate to include disclosure regarding percentiles of the compensation of Perry Ellis’ peer companies.

In future filings, however, to the extent it remains relevant and material, Perry Ellis will provide additional details regarding how its Compensation Committee considered information from the competitive market for executives and compensation levels provided by its peer companies in determining the elements of compensation for each of the named executive officers. Perry Ellis acknowledges that to the extent the Compensation Committee does in the future engage in benchmarking of total compensation, or any element of compensation, in future filings Perry Ellis will (i) identify the benchmark companies and specify how each element of compensation relates to the information used and (ii) disclose the actual compensation as a percentile of the benchmark that is used, and, where the actual percentile differs from the target, we will explain why.

3. We do not believe that it is appropriate for Perry Ellis to include specific performance targets in its compensation discussion and analysis because such disclosure could cause confusion for both shareholders reading the proxy statement and investors analyzing the value of Perry Ellis’ stock based on the manner in which Perry Ellis currently establishes these targets, and because disclosure of the targets could cause substantial competitive harm to Perry Ellis. At present, Perry Ellis bases its performance targets on earnings per share, or EPS. EPS is a key driver of Perry Ellis’ stock price and is followed closely by the investment community. Although Perry Ellis currently provides guidance regarding its EPS for the current fiscal year, expressed as a range, the targeted EPS for purposes of the Management Incentive Compensation Plan and the MIP Plan are not the same as the guidance that Perry Ellis releases to the investment community. The targeted EPS for purposes of the Management Incentive Compensation Plan and MIP Plan is usually expressed as a range also, however, this range may be broader or narrower than the range provided to the investment community, or possibly somewhat outside that range if the compensation target is a “stretch” goal. This is evidenced by the statement in the 2008 Proxy Statement that the CEO and COO earned a 60% cash bonus for fiscal 2008, which bonus was at the low end of the authorized range. This occurred despite the fact that Perry Ellis achieved its publicly disclosed EPS guidance for fiscal 2008. If the EPS performance targets under the Management Incentive Compensation Plan and the MIP Plan are included in Perry Ellis’ proxy

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 19, 2008

statement, they would need to be accompanied by detailed explanations that they are not given for purposes of analyzing an investment, and could differ from projections made by Perry Ellis in other contexts. We believe this situation could cause confusion for both shareholders reading the proxy statement and investors analyzing the value of Perry Ellis’ stock. It also could harm Perry Ellis if readers disregard the cautionary explanation and treat the compensation target as the “true” indication of Perry Ellis’ expected results, so that results falling below the compensation target are viewed as disappointing even if they fall well within the range of guidance provided to the investment community. In all cases, Perry Ellis believes that, when disclosed, financial projections should be accompanied by appropriate warnings and qualifications, including the forward looking statement disclaimer that appears in all Perry Ellis press releases that include projections, and the inclusion of such warnings in the Proxy Statement would add further confusion to the disclosure.

Perry Ellis also believes that disclosure of its performance targets could cause it substantial competitive harm. The success of Perry Ellis’ business depends, in large part, on its ability to attract and retain talented executives. When the Compensation Committee establishes the performance measures for executives, it does so based on Perry Ellis’ budgets and projections for the coming year, which Perry Ellis has always maintained as confidential. The targets themselves are also highly sensitive and should remain confidential because Perry Ellis’ business is highly competitive from both an operational and personnel perspective. Disclosure of these targets would provide Perry Ellis’ competitors with strategic insight into compensation practices for its key employees, and allow them to adjust their own compensation structure to recruit Perry Ellis’ talented employees, making Perry Ellis susceptible to losing these key personnel. In short, Perry Ellis’ ability to compete and to maximize profits would be compromised by the disclosure of such information.

Finally, Perry Ellis does not believe that disclosure of projected future EPS is necessary or material under Item 402(b) of Regulation S-K. This rule governing the compensation discussion and analysis (“CD&A”) does not explicitly require performance target disclosure. The rule requires companies to indicate how the registrant determines each element of pay, including what specific items of corporate performance are taken into account, but also states that the purpose of the CD&A is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. Perry Ellis has identified each element of pay, including the items of corporate performance that are taken into account. Perry Ellis also has indicated whether the EPS targets were achieved for completed periods, which itself provides investors with a means of reviewing the connection between performance and compensation levels without the need for disclosure of the specific targets themselves. Materiality is necessarily a matter of “facts and circumstances,” but in Perry Ellis’ case, the fact that the fiscal 2008 EPS results were below the maximum targets is a very strong indicator that the thresholds themselves are not easily achieved; disclosure of the specific targets themselves would not be material to reaching this conclusion.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 19, 2008

Although Perry Ellis does not intend to disclose specific performance targets in its proxy statement, it acknowledges the Staff’s comments, and in future filings will include enhanced detailed disclosure regarding how difficult or how likely it would be for Perry Ellis or the named executive officer to achieve the undisclosed target levels.

As requested by the Staff, Perry Ellis acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) Perry Ellis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch
Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis
Cory Shade, Esq.